May 14, 2022

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Registration Statement on Form S-4 (Registration No. 333-262583)

To whom it may concern:

   Reference is made to the above-referenced registration statement (the
Registration Statement   ) of
ArcLight Clean Transition Corp. II (the    Issuer   ) under the Securities Act
of 1933, as amended (the
   Securities Act   ) with respect to a proposed business combination involving a merger, consolidation,
exchange of securities, acquisition of assets, or similar transaction involving a special purpose acquisition
company and one or more target companies (the    Transaction   ). The
Registration Statement has not yet
been declared effective as of the date of this letter.

    This letter is to advise you that, effective as of May 13, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration
Statement as acting or agreeing to act with respect to the Transaction.

     Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates
(within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the
Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.



                                                           Sincerely,



                                                           By:
_______________________

______________________________

   _
                                                           Name:e: Stephen
Trauber
                                                           Title: Vice Chairman
and Global Co-Head of
                                                           Natural Resources
and Clean Energy Transition



    cc: Jake Erhard, President and CEO, ArcLight Clean Transition Corp. II
        Marco Gatti, Chief Financial Officer, ArcLight Clean Transition Corp.
II
        Julian Seiguer, Kirkland & Ellis LLP
        Michael Blankenship, Winston & Strawn LLP
        Eric Johnson, Winston & Strawn LLP